Filed by Glatfelter Corporation

Pursuant to Rule 425 under the Securities Act of

1933 and Deemed Filed under Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Glatfelter Corporation

Commission File No. 001-03560

February 7, 2024

Dear Glatfelter Colleagues:

I am very pleased to share some exciting news with you that we announced earlier today. Glatfelter has signed a definitive agreement to combine our company with Berry Global’s Health, Hygiene and Specialties segment to include its Global Nonwovens and Films business (“HHNF”), creating a new large-scale global enterprise (“NewCo”) in the growing specialty materials industry, serving the world’s largest brands across end markets. This proposed transaction represents another significant milestone for Glatfelter that builds on our success as a leading global supplier of engineered materials and provides a potential pathway for meaningful long-term growth.

The proposed transaction values the combined company at $3.6 billion on an enterprise value basis, with closing anticipated in the second half of 2024, subject to various customary closing conditions, including regulatory approvals and Glatfelter shareholder approval. The Boards of Directors of both companies have unanimously approved the transaction. The new publicly traded company will be renamed and rebranded by transaction close and will be led by Curt Begle, Berry’s current President of Health, Hygiene, and Specialties, who will serve as CEO. Additional members of NewCo’s Board of Directors and senior management team will be announced at a later date.

Many of you may be familiar with Berry’s HHNF portfolio of innovative nonwoven technologies focused on healthcare, hygiene, and specialty end markets such as building wrap and roofing solutions, bedding & upholstery, agriculture, and cable wrap. When combined with Glatfelter’s broad range of innovation capabilities and sustainable solutions in airlaid, composite fibers, and spunlace, NewCo will have the foundation to build a premier engineered materials company with best-in-class technologies, applications, and expertise to serve customers’ growing global demand. The proposed transaction also provides greater scale and an improved financial profile and balance sheet that addresses Glatfelter’s scale and debt constraints and meaningfully accelerates Glatfelter’s strategy to further optimize our product portfolio and strengthen strategic innovation and sustainability.

When combined, these two businesses will provide an extensive product portfolio and forty-five (45) state-of-the-art manufacturing locations in the Americas, Europe, and Asia-Pacific that employ over 8,500 talented employees worldwide. NewCo will be well-positioned to deliver substantial value to over 1,000 customers in all major markets. Combined results for the 12 months most recently ended (December 2023 for Berry and September 2023 for Glatfelter), include reported pro forma revenue of approximately $3.6 billion with pro forma Adjusted EBITDA of approximately $455 million. In addition, cost synergies associated with NewCo are expected to be at least $50 million by the end of year three post-closing.

Additional information can be found in the attached press release.

The next step in this process is to await the outcome of the regulatory review and obtain Glatfelter shareholder approval, both of which we anticipate will be completed later this year. During this period, Berry HHNF and Glatfelter will begin planning for a successful integration. This work will include, as examples, determining how to structure the best-fit organizational and operating structure, synergy realization and assessing the related business processes and underlying technologies. We will continue to update the organization when appropriate based on progress with the regulatory review.

Corporate Headquarters 4350 Congress Street, Suite 600 • Charlotte, NC 28209 U.S.A. • Phone 704-885-2555 • Fax 707-885-2429

www.glatfelter.com

My Reflections on Today’s News

Since joining Glatfelter in 2022, I have been amazed and humbled by the integrity and resilience of everyone in this organization. Your dedication and professionalism have enabled our company to achieve significant results in spite of the challenging markets we have faced over the past few years. The results we have achieved with our Turnaround initiatives lay the foundation for Glatfelter to meaningfully contribute to the overall success of NewCo.

I invite you to embrace this opportunity with optimism and excitement for the possibilities that lie ahead for our great company. Today’s announcement reflects the outstanding work that has been accomplished throughout the Company’s 160 year history that now prepares us for this next step in Glatfelter’s future.

Following my letter will be a communication from Curt Begle, President of Berry’s HHS business. Curt has extensive background working in the industry and a proven track record of success in Berry Global’s organization, where he serves as a key member of the executive team. And, while I am confident everyone is eager to hear more about the proposed transaction in the weeks ahead, it is extremely important we remain focused on running our business as a standalone enterprise so we can position the business to achieve its full capabilities when the proposed transaction closes and we join forces with Curt and the HHS team. You have my personal commitment that I remain very focused and eager to achieve this year’s goals and objectives in the months ahead.

Best regards,

Thomas M. Fahnemann

President & Chief Executive Officer

Given the significance of today’s news, we encourage you to submit questions to Corporate Communications. We will compile the questions and share periodic Q&A updates to keep you informed.

Corporate Headquarters 4350 Congress Street, Suite 600 • Charlotte, NC 28209 U.S.A. • Phone 704-885-2555 • Fax 707-885-2429

www.glatfelter.com

Cautionary Statement Concerning Forward-Looking Statements

Statements in this release that are not historical, including statements relating the expected timing, completion and effects of the proposed transaction between Berry and Glatfelter, are considered “forward looking” within the meaning of the federal securities laws and are presented pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “would,” “could,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “outlook,” “anticipates” or “looking forward,” or similar expressions that relate to strategy, plans, intentions, or expectations. All statements relating to estimates and statements about the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, benefits of the transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts are forward-looking statements. In addition, senior management of Berry and Glatfelter, from time to time make forward-looking public statements concerning expected future operations and performance and other developments.

Actual results may differ materially from those that are expected due to a variety of factors, including without limitation: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Glatfelter shareholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; risks and costs related to the implementation of the separation of the Berry’s HH&S global nonwovens and films business into a new entity (“Spinco”), including timing anticipated to complete the separation; any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of the combined companies is more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of Berry and Glatfelter and its business, operations, financial condition and the industry in which they operate; risks related to disruption of management time from ongoing business operations due to the proposed transaction; failure to realize the benefits expected from the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of the parties to retain customers and retain and hire key personnel and maintain relationships with their counterparties, and on their operating results and businesses generally; and other risk factors detailed from time to time in Glatfelter’s and Berry’s reports filed with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the registration statements, proxy statement/prospectus and other documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors may not contain all of the material factors that are important to you. New factors may emerge from time to time, and it is not possible to either predict new factors or assess the potential effect of any such new factors. Accordingly, readers should not place undue reliance on those statements. All forward-looking statements are based upon information available as of the date hereof. All forward-looking statements are made only as of the date hereof and neither Berry nor Glatfelter undertake any obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Berry and Glatfelter. In connection with the proposed transaction, Berry and Glatfelter intend to file relevant materials with the SEC, including a registration statement on Form S-4 by Glatfelter that will contain a proxy statement/prospectus relating to the proposed transaction. In addition, Spinco expects to file a registration statement in connection with its separation from Berry. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which Berry and/or Glatfelter may file with the SEC. STOCKHOLDERS OF BERRY AND GLATFELTER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the registration statements and proxy statement/prospectus (when available) as well as other filings containing information about Berry and Glatfelter, as well as the Spinco, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Berry or the Spinco will be made available free of charge on Berry’s investor relations website at https://ir.berryglobal.com. Copies of documents filed with the SEC by Glatfelter will be made available free of charge on Glatfelter's investor relations website at https://www.glatfelter.com/investors.

Corporate Headquarters 4350 Congress Street, Suite 600 • Charlotte, NC 28209 U.S.A. • Phone 704-885-2555 • Fax 707-885-2429

www.glatfelter.com

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to sell, subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

Berry and its directors and executive officers, and Glatfelter and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Glatfelter capital stock and/or the offering of securities in respect of the proposed transaction. Information about the directors and executive officers of Berry, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption “Security Ownership of Beneficial Owners and Management” in the definitive proxy statement for Berry’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on January 4, 2024 (https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/0001378992/000110465924001073/tm2325571d6_def14a.htm). Information about the directors and executive officers of Glatfelter including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption “Ownership of Company Stock” in the proxy statement for Glatfelter's 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 31, 2023 (https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/0000041719/000004171923000012/glt-20230331.htm). In addition, Curt Begle, the current President of the Berry’s Health, Hygiene & Specialties Division, will be appointed as Chief Executive Officer of the combined company. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Corporate Headquarters 4350 Congress Street, Suite 600 • Charlotte, NC 28209 U.S.A. • Phone 704-885-2555 • Fax 707-885-2429

www.glatfelter.com